FOIA Confidential Treatment Requested by AMR Corporation pursuant to Rule 83 (17 C.F.R. 200.83)

June 7, 2013

Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700 tel (214) 746-7777 fax	K&L Gates LLP 1717 Main Street, Suite 2800 Dallas, Texas 75201 (214) 939-5500 tel (214) 939-5849 fax	Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600 tel (650) 463-2600 fax

Via EDGAR Transmission and E-Mail

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AMR Corporation
Registration Statement on Form S-4
Filed April 15, 2013
File No. 333-187933

Dear Ms. Block:

On behalf of our clients, AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways Group” and, together with AMR, the “parties”), please find responses to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) sent to AMR in a letter dated June 6, 2013 regarding AMR’s registration statement on Form S-4 (the “Registration Statement”) (File No. 333-187933).

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is AMR’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Due to the commercially sensitive nature of that material, this response letter is accompanied by a request for confidential treatment for the supplemental material provided with this letter (the “CTR Letter”), consisting of draft changed pages and exhibits to the Registration Statement. Pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”), AMR has filed a separate letter with the Office of Freedom of Information and Privacy Act in connection with the confidential treatment request. In accordance with Rule 83, AMR requests confidential treatment of: (a) the supplemental material provided with this letter (the “Confidential Information”); and (b) the accompanying CTR Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, each page of this response letter and the attachments has also been clearly marked with the legend “Confidential Treatment Requested by AMR Corporation” and each page of the supplemental material is marked as “confidential”.

Ms. Susan Block

U. S. Securities and Exchange Commission

June 7, 2013

General

1. We note your response to our prior comment 6. Please address in a risk factor any risks related to FAA approvals required in connection with integration of American and US Airways after the Closing.

In response to the Staff’s comment, in the next pre-effective amendment of the Registration Statement, the following disclosure will be added as a new paragraph in the risk factor captioned, “AAG’s business will be subject to extensive government regulation, which may result in increases in its costs, disruptions to its operations, limits on its operating flexibility, reductions in the demand for air travel, and competitive disadvantages”:

Subsequent to the Closing, AAG intends to submit to the FAA a transition plan for merging the day-to-day operations of its two mainline airlines, American and US Airways, under a single operating certificate. The issuance of a single operating certificate will occur when the FAA agrees that AAG has achieved a level of integration that can be safely managed under one certificate. While the parties currently believe that such approval can be obtained within two years from the Closing, the actual time required and cost incurred to receive this approval cannot be predicted. Any delay in the grant of such approval or increase in costs beyond those presently expected could have a material adverse effect on the completion date of AAG’s integration plan and receipt of the benefits expected from that plan.

2. We note your response to our prior comment 12. Please remove any limitation on reliance, as found in the first sentence of the last paragraph. Similarly, revise the first sentence in the last paragraph in the Exhibit 8.2 opinion.

In response to the Staff’s comment, the requested revisions will be reflected in the opinions filed with the next pre-effective amendment.

In addition, and as discussed with the Staff by telephone today, we are providing with this correspondence as supplemental material draft changed pages to the Registration Statement. The changed pages reflect the significant substantive revisions that AMR and US Airways Group expect to make in the next pre-effective amendment of the Form S-4 with a view towards seeking acceleration of effectiveness. We are also providing copies of the final exhibits that are expected to be filed, consisting of (a) Amendment No. 2 to the Merger Agreement, (b) the 2013 incentive plan, and (c) an exemplar of the director consents. As also discussed, these pages omit minor, non-substantive changes. Finally, we do anticipate additional minor changes to Annex B (Form of Amended and Restated Certificate of Designations) and Annex C (Form of Amended and Rested Bylaws of AMR), but those will not be material.

We are deeply appreciative of the willingness of the Staff to work with us to facilitate a review of these draft materials and more generally to endeavor to accommodate our timing desires.

Finally, on June 7, 2013 AMR will be submitting a request for acceleration.

Confidential Treatment Requested by AMR Corporation

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Ms. Susan Block

U. S. Securities and Exchange Commission

June 7, 2013

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Tom (212-310-8479), Mary (214-939-4906) or Tony (650-463-2643) or, if more convenient, contact us via e-mail (thomas.roberts@weil.com, mary.korby@klgates.com or tony.richmond@lw.com).

Sincerely,

/s/ Thomas A. Roberts
Thomas A. Roberts

/s/ Mary R. Korby
Mary R. Korby

/s/ Anthony J. Richmond
Anthony J. Richmond

Cc:	Sonia Bednarowski
U.S. Securities and Exchange Commission

Aamira Chaudhry
U.S. Securities and Exchange Commission

Lyn Shenk
U.S. Securities and Exchange Commission

Gary F. Kennedy
Senior Vice President, General Counsel
and Chief Compliance Officer
AMR Corporation

Stephen L. Johnson
Executive Vice President – Corporate and
Government Affairs
US Airways Group, Inc.

Confidential Treatment Requested by AMR Corporation

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